Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Sale of Caledonia shares by the manager of a discretionary fund of which Leigh Wilson is a beneficiary

16 May 2016:  on Friday 13 May, 2016 Caledonia Mining Corporation Plc ("Caledonia" or the "Company") was advised that that Mr. Leigh Wilson, Caledonia's Chairman, had that day been made aware that a third party manager of discretionary funds of which Mr. Wilson is a beneficiary had sold 75,200 Caledonia shares, representing Mr. Wilson's entire shareholding in Caledonia.
The shares were sold by the manager between February 26, 2016 and March 2, 2016 at an average realized sale price of 63.24 US cents per share.  Mr. Wilson had no knowledge of the share sale until 13 May.  Following the share sale, Mr. Wilson holds no Caledonia shares.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head Office: Caledonia Mining Corporation plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com